Mail Stop 3561

May 12, 2010

John K. Martin, Jr.
Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

> **Re: Time Warner Inc.**
> **File No. 001-15062**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**

Dear Mr. Martin:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 43

Business Segment Results- Networks, page 49

1. We note that you discuss certain factors to which changes are attributable, however, you do not quantify the individual factors. For example, you state that the increase in subscription revenues was due primarily to higher subscription rates at both Turner and HBO and international subscriber growth as well as the consolidation of HBO LAG, partially offset by the negative impact of foreign exchange rates at Turner, but you do not quantify any of the individual factors. In future filings, please ensure that all material

factors are quantified to the extent practicable, and consider using tables to list, quantify, and sum all of the material individual factors.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, page 84.

2.   We note that on January 1, 2009 you retrospectively adopted the guidance related participating securities and applied the two class method to compute basic and diluted earning per share. Please advise why the adoption of this guidance did not affect earnings per share amounts in the prior periods.

Revenues and Costs

Multiple Element Transactions, page 97

3.   In order to help us better understand your disclosure, please supplementally provide us with an example in which you were unable to determine the fair value for one or more elements of the transaction and recorded revenue on a straight line basis.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 for questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief